UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):
March 14, 2002

COOPER TIRE & RUBBER COMPANY
(Exact name of registrant as specified in its charter)

DELAWARE	1-4329	34-4297750
State or other	(Commission	(I.R.S. employer
jurisdiction of	File Number)	identification no.)
incorporation)		

Lima and Western Avenues, Findlay, Ohio 45840
(Address of principal executive offices)
(Zip Code)

(419) 423-1321
(Registrant's telephone number, including area code)

Item 9. Other Events

Cooper Tire & Rubber Company stated today that it presently expects its earnings for the first quarter of 2002, ending March 31, 2002, to be at least 50% higher than the previously announced expectation of approximately 20 cents per share. This is due to higher than expected sales thus far this year.

Industrywide replacement tire sales in North America in the first two months of 2002 have increased by more than six percent over sales in the first two months of 2001, and the Company's replacement tire sales have increased by an even greater amount. The automotive group is benefiting from the modestly higher than expected light vehicle production levels that published industry reports have noted recently.

Forward-Looking Statements

This report contains "forward-looking statements" as that term is defined under the Private Securities Litigation Reform Act of 1995, regarding projections and expectations for financial performance for the first quarter of 2002, which involve uncertainty and risk. The Company cautions that although such forward looking statements are based on assumptions that it believes are reasonable, the assumptions are subject to various risks and actual results may differ materially from what is stated in this report. Among the factors that may cause the Company's financial performance for the quarter to differ materially from those projections are changes in economic and business conditions, failure to achieve expected sales levels, and adjustments not presently anticipated which may be made in connection with its accounting closing for the quarter ending March 31, 2002.

It is not possible to foresee or identify all such factors. Any forward-looking statements in this report are based on certain assumptions and analyses made by the Company in light of its experience and perception of historical trends, current conditions, expected future developments and other factors it believes are appropriate in the circumstances. Prospective investors are cautioned that any such statements are not a guarantee of future performance and actual results or developments may differ materially from those projected. The Company makes no commitment to update any forward-looking statement included herein, or to disclose any facts, events or circumstances that may affect the accuracy of any forward-looking statement.

Further information covering issues that could materially affect financial performance is contained in the Company's periodic filings with the U. S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

COOPER TIRE & RUBBER COMPANY

By: /S/ Richard N. Jacobson
           RICHARD N. JACOBSON
           Assistant General Counsel
           Assistant Secretary

March 14, 2002

(Date)